Exhibit 21.1

List of Subsidiaries

as of December 31, 2023

Name	Jurisdiction of Incorporation (Formation Date)
LuxUrban RE Holdings LLC	Delaware (March 20, 2020)

LuxUrban LLC	Delaware (March 20, 2020)

S-Be Rentals, LLC	Delaware (October 3, 2018)

Corphousing UK Limited	United Kingdom (August 18, 2021)

CorpHousing RSL LLC	Delaware (June 29, 2022)